Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Nine Months Ended September 30, 2009	Year Ended December 31, 2008
Net income from continuing operations	$119,687	$175,450
Add- Taxes based on income	74,064	100,005

Net income before income taxes	193,751	275,455
Add- fixed charges:
Interest on short-term and long-term debt (1)	42,319	54,153
Estimated interest cost within rental expense	206	228
Amortization of net debt premium, discount, and expenses	635	760

Total fixed charges	43,160	55,141

Earnings available for fixed charges	$236,911	$330,596

Ratio of earnings to fixed charges	5.48	5.99

(1)	Includes FIN 48 interest expense